UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  _____________


                                    FORM 11-K


                                  _____________


(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

      For the fiscal year ended January 31, 2006.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


      For the transition period from ________ to __________


                          Commission file number 1-9494

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                  TIFFANY & CO.
                                  -------------
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
               ---------------------------------------------------

                                    CONTENTS
                                    --------


                                                                           Page
                                                                           ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       2

REPORT OF INDEPENDENT AUDITORS                                                3

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Benefits
      at January 31, 2006                                                     4

     Statement of Net Assets Available for Benefits
      at January 31, 2005                                                     5

     Statement of Changes in Net Assets Available for Benefits
      for the year ended January 31, 2006                                     6

     Notes to Financial Statements                                         7-14

SUPPLEMENTAL SCHEDULE: *

      Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets
        (Held At End of Year) as of January 31, 2006                         15






* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Tiffany & Co.
Employee Profit Sharing and Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") at January 31, 2006 and January 31, 2005, and the changes in net assets available for benefits for the year ended January 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP
Florham Park, New Jersey
July 20, 2006

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the Tiffany & Co.
Employee Profit Sharing and Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") at January 31, 2006 and January 31, 2005, and the changes in net assets available for benefits for the year ended January 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP
Florham Park, New Jersey
July 20, 2006

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                       January 31, 2006
                                              --------------------------------------------------------------------
                                                                              Non-
                                                 Participant              Participant
                                                   Directed                 Directed
                                              -------------------    --------------------
                                                                            Employee
                                                                             Stock
                                                   Various                 Ownership
                                                    Funds                   Account                     Total
                                              -------------------    --------------------     --------------------
Assets:
Investments, at fair value:
 DWS Trust Company:
  Common and collective trusts               $      49,959,218      $           49,740       $       50,008,958
  Mutual funds                                      81,541,414                       -               81,541,414
 Tiffany & Co. common stock                         34,260,003              38,192,597               72,452,600
 Participant loans, at contract
  value                                              5,171,256                       -                5,171,256
 Cash and cash equivalents                              85,672                       -                   85,672
                                              -------------------    --------------------     --------------------

Total investments                                  171,017,563              38,242,337              209,259,900
                                              -------------------    --------------------     --------------------

Receivables:
  Employer's contribution                            5,618,327               4,527,744               10,146,071
  Employees' contribution                              143,102                       -                  143,102
                                              -------------------    --------------------     --------------------

Total receivables                                    5,761,429               4,527,744               10,289,173
                                              -------------------    --------------------     --------------------

Net assets available for benefits            $     176,778,992      $       42,770,081       $      219,549,073
                                              ===================    ====================     ====================







The accompanying notes are an integral part of these financial statements.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                       January 31, 2005
                                              --------------------------------------------------------------------
                                                                              Non-
                                                 Participant              Participant
                                                   Directed                 Directed
                                              -------------------    --------------------
                                                                            Employee
                                                                             Stock
                                                   Various                 Ownership
                                                    Funds                   Account                      Total
                                              -------------------    --------------------     --------------------
Assets:
Investments, at fair value:
 DWS Trust Company:
  Common and collective trusts              $       40,547,388     $            53,802      $        40,601,190
  Mutual funds                                      63,003,804                       -               63,003,804
 Tiffany & Co. common stock                         29,248,768              29,484,756               58,733,524
 Participant loans, at contract
  value                                              4,484,197                       -                4,484,197
 Cash and cash equivalents                             106,926                  30,576                  137,502
                                              -------------------    --------------------     --------------------

Total investments                                  137,391,083              29,569,134              166,960,217
                                              -------------------    --------------------     --------------------


Receivables:
  Employer's contribution                            5,354,371               4,400,000                9,754,371
  Employees' contribution                              132,337                       -                  132,337
                                              -------------------    --------------------     --------------------

Total receivables                                    5,486,708               4,400,000                9,886,708
                                              -------------------    --------------------     --------------------


Net assets available for benefits           $      142,877,791     $        33,969,134      $       176,846,925
                                              ===================    ====================     ====================












The accompanying notes are an integral part of these financial statements.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEAR ENDED JANUARY 31, 2006


                                                                             Non-
                                                 Participant             Participant
                                                  Directed                Directed
                                              -------------------    -------------------
                                                                          Employee
                                                                           Stock
                                                  Various                Ownership
                                                   Funds                  Account                    Total
                                              -------------------    -------------------    --------------------

Additions to net assets:
  Interest and dividends                      $        4,528,184     $          315,153     $         4,843,337
   Net appreciation in fair value of
      investments                                     14,065,418              6,655,421              20,720,839
                                              -------------------    -------------------    --------------------
      Total investment income                         18,593,602              6,970,574              25,564,176

 Contributions and rollovers:
  Participant                                         18,229,330                      -              18,229,330
  Employer                                             5,621,468              4,725,592              10,347,060
                                              -------------------    -------------------    --------------------
      Total contributions                             23,850,798              4,725,592              28,576,390
                                              -------------------    -------------------    --------------------

      Total additions                                 42,444,400             11,696,166              54,140,566

Deductions from net assets:
  Withdrawals and distributions                        8,502,974              2,895,152              11,398,126
  Investment related expenses                             40,225                     67                  40,292
                                              -------------------    -------------------    --------------------
      Total deductions                                 8,543,199              2,895,219              11,438,418

                                              -------------------    -------------------    --------------------
Increase in net assets  available for
benefits                                              33,901,201              8,800,947              42,702,148

Net assets available for benefits:
 Beginning of year                                   142,877,791             33,969,134             176,846,925
                                              -------------------    -------------------    --------------------
 End of year                                  $      176,778,992     $       42,770,081     $       219,549,073
                                              ====================   ===================    ====================










The accompanying notes are an integral part of these financial statements.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                _________________


A.   DESCRIPTION OF PLAN
     -------------------

     The following description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for complete information.

     General
     -------

     The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company") and has an employee profit-sharing feature ("ESOP").

     The assets of the Plan are maintained and transactions therein are executed by DWS Trust Company (formerly known as Scudder Trust Company), the trustee of the Plan ("Trustee"), an affiliate of Deutsche Bank, Inc. The Plan record keeper is ADP Retirement Services. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Eligibility
     -----------

     Employees automatically become participants in the ESOP feature of the Plan on the February 1st immediately following their initial date of employment. Employees become eligible and may elect to participate in the 401(k) feature immediately following their initial date of employment provided the employee is scheduled to work thirty-five or more hours per week or an employee completes one year of service. A year of service is determined by reference to the date on which the participant's employment commenced or recommenced and consists of 12 consecutive-month periods, commencing with such date, during which the employee has attained at least 1,000 hours of service. Persons who are designated executive officers of the Company are not eligible to participate in the ESOP feature of the Plan.

     -------------------------------

     Contributions
     -------------

     The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions to be invested exclusively in shares of Tiffany & Co. Common Stock. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings by the Company objectives established by the Board of Directors of the Company in accordance with, and subject to, the terms and limitations of the Plan.

     The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect, in one percent increments, to have an amount of between one (1) and fifteen (15) percent of their annual compensation, not to exceed $14,000 in 2005 (or $18,000 for individuals over 50 years of age), subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

     With respect to employer contributions, following the end of each Plan year, a contribution is made to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution is equal to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

     Under certain circumstances, employee contributions and employer matching contributions may be limited in the case of highly compensated employees.

     Participant Accounts
     --------------------

     Each participant's 401(k) account is credited with the participant's contribution and employer contributions, if any, and an allocation of each selected fund's earnings, including interest, dividends and net realized and unrealized appreciation in the fair value of investments. Each participant's account is also charged an allocation of net realized and unrealized depreciation in the fair value of investments and investment-related expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Allocations are based on participant account balances.

     The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on a ratable basis.

     -------------------------------

     Vesting
     -------

     All amounts contributed by employees under the 401(k) feature of the Plan are immediately 100% vested and nonforfeitable at all times. Employer contributions become 100% vested and nonforfeitable after the participant has completed two years of service.

     Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and nonforfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

     In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated ratably amongst the remaining participants in the Plan's ESOP feature within the DWS Trust Co. Stable Value Fund. The participant will also forfeit any assets in his or her 401(k) account representing unvested employer contributions and such assets will be made available to offset required employer matching contributions to other participants' accounts. Forfeitures relating to the ESOP feature of the plan totaled $45,248 and $102,318 for the years ended January 31, 2006 and 2005. Forfeitures of unvested employer contributions in the 401(k) portion of the plan totaled $75,376 and $46,795 for the years ended January 31, 2006 and 2005.

     Administrative Expenses
     -----------------------

     All administrative expenses incurred in connection with the Plan are paid by the Company. Investment-related expenses are paid by the Plan.

     Participant Loans and Withdrawals
     ---------------------------------

     Participants may borrow from their 401(k) accounts up to a maximum amount equal to the lesser of $50,000 or fifty percent (50%) of their 401(k) account balance. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are collaterized by the balance in the participant's account and bear interest at rates commensurate with prevailing market rates as determined by the plan administrator. Interest rates range from 6.25 percent to 8.25 percent. Principal and interest is paid ratably through payroll deductions.

     Participants may also obtain a cash withdrawal of all or a portion of the value of their 401(k) account contributions (excluding earnings thereon) and their rollover contributions, if any, on the basis of hardship.

     -------------------------------

     Payment of Benefits
     -------------------

     Upon termination of service, participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to whole shares held in the ESOP feature of the Plan that are distributed in the form of stock certificates. The balance of the participant's Tiffany & Co. common stock fund account may also be distributed in the form of stock certificates for whole shares if the participant so elects. Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Basis of Accounting
     -------------------

     The Plan's financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

     Payment of Benefits
     -------------------

     Benefit payments to participants are recorded upon distribution.

     Investment Valuation
     --------------------

     Investments in mutual funds are stated at fair value as determined by quoted market prices based on the net asset value of shares held by the Plan at year-end. Investments in Tiffany & Co. common stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year. Investments in common and collective trusts are stated at estimated fair value which represents the net asset value of shares held by the Plan at year-end. A portion of the Plan's investments in common and collective trusts consists of a fund that invests primarily in guaranteed investment contracts, floating rate and synthetic contracts and cash equivalents. The contracts are fully benefit-responsive and are recorded at contract value, which approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value.

     The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

     ------------------------------------------------------

     Purchases and Sales of Investments
     ----------------------------------

     Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by specific identification method.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes there in, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

     New Accounting Standard
     -----------------------

     In December 2005, the Financial Accounting Standards Board issued Staff Position ("FSP") AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and
     Defined-Contribution Health and Welfare and Pension Plans." The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. While the FSP permits the continued use of contract value accounting to determine the net asset value of the fully benefit-responsive contracts, it will require several changes in financial statement presentation and disclosure, including presentation of both the fair value and the contract value of the fully benefit-responsive contracts. The FSP is effective for years ending after December 15, 2006. The Plan intends to adopt the FSP for the year ended January 31, 2007. If comparative financial statements are presented, the guidance in the FSP will be applied retroactively to all prior periods presented. The effect of the FSP on the Plan's financial statements is expected to be enhanced financial statement presentation and disclosure only.

C.   INVESTMENTS
     -----------

     Investments that were equal to or exceeded 5% of the current value of the Plan's net assets at January 31, 2006 and 2005 were as follows:

                                                                       January 31,
                                                     ------------------------------------------------

                                                                 2006                       2005
                                                     ----------------------      --------------------
     AIM Constellation Fund                          $                   -       $        12,139,771
     American Funds Growth Fund of America                      15,645,374                         -
     DWS Trust Co. Growth & Income Fund                         16,039,333                13,536,882
     DWS Trust Co. Stock Index Fund                             19,859,104                16,654,186
     DWS Trust Co. Stable Value Fund                            30,149,854                23,947,004
     Tiffany & Co. Stock Fund                                   34,260,003                29,248,768
     Tiffany & Co. Stock Fund (ESOP)*                           38,192,597                29,484,756

     The net  appreciation  in the fair value of investments for the year ended
     January 31, 2006 was as follows:

     Common and collective trusts                                                $         1,813,920
     Mutual funds                                                                          6,219,612
     Tiffany & Co. common stock                                                            6,031,886
     Tiffany & Co. common stock (ESOP)*                                                    6,655,421
                                                                                --------------------
     Net appreciation in the fair value
      of investments                                                             $        20,720,839
                                                                                ====================

     * Non-participant directed.


D.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

     Certain Plan investments include common and collective trusts and mutual funds managed by DWS Trust Company, Inc., the Plan Trustee. Therefore, investment transactions in such common and collective trusts and mutual funds are considered to be exempt party-in-interest transactions under the Department of Labor's rules and regulations. Additionally, investments of the Plan include common stock of Tiffany & Co., the plan sponsor.

E.   TAX STATUS
     ----------

     The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Code Section 401(a) and the related trust continues to be tax-exempt as of January 31, 2006. Therefore, no provision for income taxes is included in the Plan's financial statements.

     ----------------------

     The Plan received its latest determination letter in 2004, in which the Internal Revenue Service ("IRS") stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, contingent upon its adoption of form amendments required by a series of statutes collectively referred to by the IRS as "GUST II." A routine IRS audit revealed the GUST II and the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA") form amendments were not adopted on a timely basis. However, the Plan was being operated in compliance with the GUST II and EGTRRA laws on a timely basis. In addition, operational issues were identified. These issues are being corrected. As a result of the audit findings, the Company is participating in the Audit Closing Agreement Program of the IRS' Employee Plans Compliance Resolution System described in Revenue Procedure 2006-27. As part of the Closing Agreement that will be negotiated under that program, the Company expects to pay a sanction, to be determined, to the IRS. The Company believes that any finding at the conclusion of the IRS audit will be immaterial to the financial statements of the Plan.

F.   CONCENTRATION OF CREDIT AND MARKET RISK
     ---------------------------------------

     The Plan provides for various investment options in any one or a combination of Tiffany and Co. common stock, common and collective trusts and mutual funds that invest in a variety of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

G.   PLAN TERMINATION
     ----------------

     Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

     In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

H.   SUBSEQUENT EVENTS
     -----------------

     Effective February 1, 2006, the Plan was amended to allow any employee who has two or more years of service to diversify his or her ESOP contribution into other investment options provided under the Plan.

     Effective February 1, 2006, the Plan was amended to provide a defined contribution retirement benefit (the "DCRB") to eligible employees hired on or after January 1, 2006. Under the DCRB, the Company will make contributions each year to each employee's account at a rate based upon age and service. These contributions will be deposited into individual accounts set up in each employee's name to be invested in a manner similar to the retirement savings portion of the Plan.




                                                      Tiffany & Co.
                                   Employee Profit Sharing and Retirement Savings Plan
                    Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                                                  as of January 31, 2006


                                                Description of investment
                                                 including maturity date,        Number of
     Identity of Issue, borrower, lessor or    rate of interest, collateral,   shares, units
                   similar party                  par, or maturity value        or par value     Cost        Current Value
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     American Funds Growth Fund of America   Mutual Fund                         488,460  $    14,400,685  $    15,645,374
---------------------------------------------------------------------------------------------------------------------------
     Federated Funds Federated Mid Cap Index Mutual Fund                         249,874        4,938,355        5,872,042
---------------------------------------------------------------------------------------------------------------------------
   * DWS Trust Co. Dreman Small Cap Value    Mutual Fund                         107,194        3,782,800        3,880,418
---------------------------------------------------------------------------------------------------------------------------
     MFS Mass Investors Gr Stk               Mutual Fund                         115,890        1,355,744        1,532,071
---------------------------------------------------------------------------------------------------------------------------
     Pimco Total Return Fund                 Mutual Fund                         506,628        5,419,759        5,309,463
---------------------------------------------------------------------------------------------------------------------------
   * DWS Trust Co. Growth & Income Fund      Mutual Fund                         724,450       15,925,722       16,039,333
---------------------------------------------------------------------------------------------------------------------------
   * DWS Trust Co. Large Cap Value Fund      Mutual Fund                          87,231        1,938,819        1,953,094
---------------------------------------------------------------------------------------------------------------------------
   * DWS Trust Co. Conservative Allocation   Mutual Fund                         215,712        2,466,707        2,603,644
---------------------------------------------------------------------------------------------------------------------------
   * DWS Trust Co. Growth Allocation         Mutual Fund                         704,529        8,977,101        9,870,455
---------------------------------------------------------------------------------------------------------------------------
   * DWS Trust Co. Moderate Allocation       Mutual Fund                         722,330        8,200,182        8,566,833
---------------------------------------------------------------------------------------------------------------------------
     Templeton Foreign Fund                  Mutual Fund                         769,767        8,264,710       10,268,687
---------------------------------------------------------------------------------------------------------------------------
   * DWS Trust Co. Stable Value Fund         Common and Collective Trust      30,149,854       30,149,854       30,149,854
---------------------------------------------------------------------------------------------------------------------------
   * DWS Trust Co. Stock Index Fund          Common and Collective Trust         511,833       16,621,702       19,859,104
---------------------------------------------------------------------------------------------------------------------------
   * Tiffany & Co.                           Common Stock                        908,753       25,582,310       34,260,003
---------------------------------------------------------------------------------------------------------------------------
   * Tiffany & Co.                           Common Stock (ESOP)               1,013,066       19,219,292       38,192,597
---------------------------------------------------------------------------------------------------------------------------
     Participant Loans                       Rates of interest from 6.25% -
                                             8.25% maturing at various dates
                                             through 8/1/2015.                                         -         5,171,256
---------------------------------------------------------------------------------------------------------------------------
     Cash and Cash Equivalents               Cash and cash equivalents                             85,672           85,672
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                                     Total               $    167,329,414  $   209,259,900
---------------------------------------------------------------------------------------------------------------------------

* Party-in-interest


                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


              Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
              -----------------------------------------------------------------
                                  (Name of Plan)


Date: July 20, 2006          /s/ Patrick B. Dorsey
                             ---------------------------------------------------
                             Patrick B. Dorsey
                             Member of Plan Administrative Committee

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 033-54847) of Tiffany & Co. of our report dated July 20, 2006 relating to the financial statements and supplemental schedule of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan, which appears in this Form 11-K.



/s/ PricewaterhouseCoopers LLP
Florham Park, NJ
July 20, 2006